NAME OF REGISTRANT: Dr Pepper Snapple Group, Inc.
NAME OF PERSON RELYING ON EXEMPTION: The Green Century Equity Fund
ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Item 5 on Dr Pepper Snapple Group, Inc. 2017 Proxy Statement: Stockholder Proposal Dr Pepper Snapple Group, Inc. Symbol: DPS Filed by: The Green Century Equity Fund

The Stockholder Proposal (Item 5) asks Dr Pepper Snapple Group, Inc. (hereby referred to as “DPS” or “the Company”) to improve transparency regarding its efforts to track and reduce the amount of pesticides used in its supply chain. The Proponent believes taking such action would serve the long-term interests of the Company and reduce business risks associated with potential disruption of supply chains due to loss of pollinators, as well as mitigate potential reputational, competitive, and regulatory risks.

The Proponent encourages shareholders to vote in support of this proposal.

Resolved: Shareholders request that the Board publicly report on Company strategies and/or policy options to protect public health and pollinators through reduced pesticide usage in Dr Pepper Snapple Group’s supply chain.
Supporting Statement: While the Company has the discretion to determine its precise content, proponents recommend that the requested report include:
•	Quantitative metrics tracking the amount of pesticides used and avoided, along with the class of pesticides used, reported annually;
•	Overall goals to reduce pesticide use and/or toxicity; and
•	Measures including technical assistance and incentives provided to growers to avoid or minimize the use of pesticides.

RATIONALE FOR A “YES” VOTE:
1.
Reputational risk and potential loss of market access: DPS fails to address rising consumer awareness and concern around pesticide use and exposure, or align with changing consumer preferences for healthier, safer foods. This misalignment could create reputational risk and lead to loss of market access as consumers shift purchasing habits to reflect preferences.

2.
Supply chain risks: DPS’s failure to assess and reduce its pesticide use could result in supply chain disruption from loss of pollinators critical to producing essential crops. Further, DPS’s regulatory risk is heightened by the Company’s failure to disclose efforts that surpass regulatory compliance, potentially leaving its supply chain vulnerable in an evolving regulatory landscape.

3.
Competitive risk: Several major companies in the food sector have begun assessing and mitigating pesticide risk by tracking and reducing pesticide use, surpassing DPS’s actions and disclosure, potentially creating competitive pressure.

4.
Opposition statement and insufficient efforts and disclosure: DPS’s opposition statement fails to address its lack of reporting and transparency on pesticide use, which are insufficient to address risks and meet consumer and investor expectations.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. The Green Century Equity Fund urges shareholders to vote for Item number 5 following the instruction provided on the management’s proxy mailing.

1.	REPUTATIONAL RISK AND POTENTIAL LOSS OF MARKET ACCESS
Scientific awareness and consumer concern about the environmental and human health impacts of pesticide use is rising, leading consumers to shift purchasing habits to reduce exposure. DPS lacks both disclosure and efforts expected by consumers to address pesticide risk, heightening its potential for reputational damage. If DPS continues failing to address and respond to shifts in consumer preferences in contrast to its peers, it could risk loss of market access, especially in relation to its healthier-branded products such as Bai, Nantucket Nectars, Snapple, and Mott’s.

Environmental and human health impacts associated with pesticide use and exposure are a growing concern to consumers and health professionals.
•	According to Consumer Reports, 89% of Americans think it is critical to protect the environment from chemicals such as pesticides, and 85% are concerned about pesticide exposure in food.[1]
•
In a report to the United Nations Human Rights Council in March 2017, experts concluded that “excessive use of pesticides are very dangerous to human health, to the environment and it is misleading to claim they are vital to ensuring food security.”[2] The report stated that pesticides are responsible for about 200,000 deaths annually, and that chronic exposure to pesticides has been linked to cancer, Alzheimer’s, Parkinson’s, hormone disruption, developmental disorders, and sterility. [3]

•
In July 2016, prominent health providers and scientists released a Consensus Statement as a national call to action to significantly reduce exposures to harmful chemicals. The group cited linkages between neurodevelopmental disorders in children and exposures to organophosphate pesticides used widely in fruit and vegetable production.[4] Several of DPS’s products are geared toward children.

Consumers are increasingly concerned about how food is produced.
•	According to a 2014 survey, 83% of shoppers consider sustainability when making food purchasing decisions.[5]
•
Consumers are choosing more organic offerings, the certifications for which heavily restrict pesticide use. Total organic food sales grew 11% in 2015, and sales of organic “fresh juices and drinks” grew 33.5%, making it the fastest-growing of all organic subcategories.[6]

2.	SUPPLY CHAIN RISKS
Pollinator decline poses risks to DPS’s supply chain, which use of neonics contributes to.
Pollinators play a significant role in global food systems and are at risk from pesticide usage, posing a threat to the global food system, the economy, and ecosystems. The world’s most widely used insecticides, neonicotinoids (neonics), have been implicated as key contributors to pollinator decline.7

DPS is a purchaser of crops including fruits like apples and oranges, which are highly dependent on pollinators, yet are often treated with neonics.8 Corn, the vast majority of which is grown in the U.S. from seeds pre-treated with neonics9, is one of DPS’s principal commodities (used for sweeteners) 10. The use of neonics in DPS’s supply chain could lead to loss of pollinators, which could disrupt the supply of some of DPS’ key crops.
•	Honeybees have been dying at unprecedented rates in the U.S. since 2006. According to the USDA, between 2014 and 2015, annual losses of honeybee colonies were 42.1%.[11]
•	Three-quarters of the world’s food crops rely at least in part on insect or animal pollination, valued between $235 and $577 billion.[12]

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•
According to the U.S. Federal Government, “Pollinators contribute more than 24 billion dollars to the United States economy, of which honeybees account for more than 15 billion dollars through their vital role in keeping fruits, nuts, and vegetables in our diets.”[13]

•
In July 2014, a meta-analysis of 800 peer-review studies by the Task Force on Systemic Pesticides confirmed neonics as a key factor in bee declines.[14] The Task Force noted that “In the case of acute effects alone, some neonics are at least 5,000 to 10,000 times more toxic to bees than DDT.”[15]

Failure to engage in proactive pesticide management and reduction can leave DPS’s supply chain vulnerable to disruption as new regulations come into place.
•	In September 2015, a U.S. appeals court overturned federal approval of an insecticide used on a variety of crops ruling that it could hasten an already ‘alarming decline’ in bees.[16]
•
States in which DPS’s suppliers may operate, such as Maryland[17], Connecticut[18], and Minnesota[19] have passed regulations restricting neonics. Bills to restrict neonics were also introduced in over ten states during the 2015-2016 legislative session.[20]

•
In December 2013, the European Union enacted a ban on three neonics.[21] Restrictions on these neonics remain in place until an evaluation is finalized in 2017, though draft regulations reveal the Commission’s intent to completely ban neonics for use in fields.[22]

3.	COMPETITVE RISK
DPS’s efforts and reporting lag behind major food companies that have begun publicly reporting strategies and efforts, in some cases with metrics, to mitigate pesticide use in supply chains and prevent harm to pollinators and public health. Such action could leave laggards with a competitive disadvantage.
•
Sysco, as part of its Integrated Pest Management (IPM) Program launched in 2004, encourages suppliers to reduce pesticide use and protect pollinators. The program requires participating suppliers to track pesticide use with the goal of reducing quantity or toxicity, and has specific standards that encourage protection and creation of pollinator habitats. The program quantifies the results of such efforts and reports the amounts of pesticides avoided. In the 2013 growing season, Sysco suppliers reported avoiding 4.6 million pounds of pesticides by implementing IPM practices and principles.[23]

•
General Mills announced a project in coordination with USDA and the non-profit conservation group Xerces Society in November 2016 that will establish over 100,000 acres of pollinator habitat by 2021. The company dedicates several pages of its 2017 Global Responsibility Report to disclosing efforts to improve pollinator health, and is working to “consolidate and disseminate guidance to growers of key commodities such as corn and soy, on how to protect and minimize the impact of neonicotinoids and other pesticides on pollinators.”[24]

•
As part of its 2020 sustainability vision to assure long-term access to necessary ingredients, ConAgra Foods works closely with its potato suppliers to encourage implementation of IPM programs, and collects qualitative and quantitative measures to benchmark performance between growers. ConAgra’s participation in the Potato Sustainability Initiative includes specific criteria to protect bee habitat and reduce pollinators’ exposure to harmful pesticides.[25]

•
Unilever’s Sustainable Agriculture Code expects growers to implement IPM principles to reduce pesticide use.[26] In 2012, Unilever began collecting data from farmers including pesticide use metrics, and found that farms that implemented IPM programs reported using 1kg less pesticide per tonne of crop than those that did not, with no loss in crop yield.[27]

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•
Whole Foods’ pesticide policy, which went into effect January 1, 2017, prohibits and restricts certain pesticides for use in its produce and flowers, targeting those “which pose the greatest risks to consumers [and] pollinators.”[28]

•
PepsiCo’s Global Sustainable Agriculture Policy states that the company “aims to optimize the use of pesticides, nutrients, and other agrochemicals,” and “supports sustainable practices that substitute natural controls for some agrochemicals.”[29] Coca-Cola’s Sustainable Agricultural Guiding Principles encourage the use of IPM techniques and the “maintenance of important ecosystem services such as natural pest and disease controls, pollination, and freshwater flows.”[30]

4.	DPS’S CURRENT EFFORTS FAIL TO ADDRESS RISK AND MEET EXPECTATIONS FOR TRANSPARENCY
In its opposition statement (“the statement”), DPS acknowledges that the effect of pesticides on pollinators and public health is an important issue. However, the statement fails to adequately address the Company’s lack of disclosure or its actions to mitigate pesticide risk.
•
The statement refers to its Supplier Code of Conduct, Requirement #8 of which states that suppliers must “Use environmentally sound practices,” and “Actively pursue operational improvements designed to improve environmental performance and reduce environmental impact.”[31] This is the only requirement related to environmental sustainability in DPS’s Code of Conduct, and is extremely vague, providing suppliers no guidance on what environmental practices to target, what the Company considers “environmentally sound,” how impact is tracked or measured, or what mechanisms can be implemented to ensure compliance. The Code does not address pesticide risk specifically.

•
The statement focuses on legal compliance, even as regulatory developments lag consumer, expert, and competitor concern and action in this area, ignoring the disruptive effects continued use can have on the Company’s supply chain. The statement mentions data collection as part of the compliance process, but does not disclose whether this data is put toward efforts to reduce pesticide use or toxicity. The statement does not explicitly address crops besides apples.

•	The statement mentions that DPS encourages its suppliers to develop IPM programs. However, details, extent, progress, or impacts of these programs are not disclosed.
•	DPS’s 2015 Sustainability Report, which is referred to in the statement, is notably silent on pesticides, despite providing specific details on a range of other sustainability-related areas.[32]

CONCLUSION
Widespread public and scientific concern about the environmental and public health impacts of pesticides pose risks to DPS’s food supply chain. Peer companies such as Sysco, General Mills, Unilever, and ConAgra disclose proactive efforts to address these risks. DPS recognizes the importance of the issue, but fails to provide enough information for investors to adequately assess whether the company is effectively managing these risks.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. The Green Century Equity Fund urges shareholders to vote for Item number 5 following the instruction provided on the management’s proxy mailing.

1 Consumer Reports, “Consumer Reports Examines Pesticide Use On Produce to Help Consumers Reduce Exposure,” March 2015, available at: http://www.consumerreports.org/media-room/press-releases/2015/03/my-entry/.

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2 Office of the High Commissioner Of Human Rights, “Pesticides Are ‘global human rights concern’, Say UN Experts Urging New Treaty.” 7 March 2017, available at: http://www.ohchr.org/EN/NewsEvents/Pages/DisplayNews.aspx?NewsID=21306&LangID=E.
3 Office of the High Commissioner Of Human Rights, “Pesticides Are ‘global human rights concern’, Say UN Experts Urging New Treaty.” 7 March 2017, available at: http://www.ohchr.org/EN/NewsEvents/Pages/DisplayNews.aspx?NewsID=21306&LangID=E.
4 “Project TENDR: Targeting Environmental Neuro-Developmental Risks. The TENDR Consensus Statement,” Environmental Health Perspectives,” Environmental Health Perspectives, Vol. 124, Number 7, July 2016, available at: http://projecttendr.com/consensus-statement/.
5 Cone Communications, “Three-Quarters of Americans Say Sustainability Is a Priority When Making Food Purchasing Decisions, According to New Cone Communications Research.” 13 March 2014, available at: http://www.conecomm.com/research-blog/2014-cone-communications-food-issues-study.
6 Organic Trade Association, “U.S. organic sales post new record of $43.3 billion in 2015.” 19 March 2016, available at: https://www.ota.com/news/press-releases/19031.
7 The Xerces Society. “How Neonicotinoids Can Kill Bees: The Science Behind the Role These Insecticides Play in Harming Bees.” 2016, available at: http://www.xerces.org/wp-content/uploads/2016/10/HowNeonicsCanKillBees_XercesSociety_Nov2016.pdf.
8 Grossman, Elizabeth. “Declining Bee Populations Pose a Threat to Global Agriculture.” Yale Environment 360, 30 April 2013, available at: http://e360.yale.edu/features/declining_bee_populations_pose_a_threat_to_global_agriculture.
9 Grossman, Elizabeth. “Declining Bee Populations Pose a Threat to Global Agriculture.” Yale Environment 360, 30 April 2013, available at: http://e360.yale.edu/features/declining_bee_populations_pose_a_threat_to_global_agriculture.
10 SEC, Dr Pepper Snapple Group, Inc. 10-k, available at: https://www.sec.gov/Archives/edgar/data/1418135/000141813517000010/dps-10kx123116.htm.
11 Kaplan, Kim. “Bee Survey: Lower Winter Losses, Higher Summer Losses, Increased Total Annual Losses,” United States Department of Agriculture, Agricultural Research Service, 13 May 2015, available at: https://www.ars.usda.gov/news-events/news/research-news/2015/bee-survey-lower-winter-losses-higher-summer-losses-increased-total-annual-losses/.
12 Food and Agriculture Organization of the United Nations, “Pollinators vital to our food supply under threat.” 26 February 2016, available at: http://www.fao.org/news/story/en/item/384726/icode/.
13 The White House. Office of the Press Secretary, “Fact Sheet: The Economic Challenge Posed by Declining Pollinator Populations.” 20 June 2014, available at: https://obamawhitehouse.archives.gov/the-press-office/2014/06/20/fact-sheet-economic-challenge-posed-declining-pollinator-populations.
14 Van der Sluijs, J. P. et al. “Conclusions of the Worldwide Integrated Assessment on the Risks of Neonicotinoids and Fipronil to Biodiversity and Ecosystem Functioning.” Environmental Science and Pollution Research International 22 (2015): 148–154. Available at: https://link.springer.com/article/10.1007/s11356-014-3229-5.
15 The Task Force on Systemic Pesticides, "Harm." Available at: http://www.tfsp.info/findings/harm/
16 Pollinator Stewardship Council; American Honey Producers Association; National Honey Bee Advisory Board; American Beekeeping Federation; Thomas R. Smith; Bret L. Adee; Jeffery S. Anderson v. U.S. Environmental Protection Agency; Argued and submitted 14 April 2015, United States Court of Appeals for the Ninth Circuit, available at: http://cdn.ca9.uscourts.gov/datastore/opinions/2015/09/10/13-72346.pdf.
17 General Assembly of Maryland, “Neonicotinoid Pesticides – Restrictions on Sales and Use (Pollinator Protection Act of 2016), 2016, available at: http://mgaleg.maryland.gov/webmga/frmMain.aspx?id=sb0198&stab=01&pid=billpage&tab=subject3&ys=2016RS.
18 Connecticut General Assembly, An Act Concerning Pollinator Health, 2016, available at: https://www.cga.ct.gov/asp/cgabillstatus/cgabillstatus.asp?selBillType=Bill&which_year=2016&bill_num=231.
19 State of Minnesota Executive Department, Executive Order 16-07. 25 August 2016, available at: https://mn.gov/governor/assets/2016_08_25_EO_16-07_tcm1055-253931.pdf.
20 EcoWatch, “Maryland Just Became the Most Bee-Friendly State in the U.S.” 8 April 2016, available at: http://www.ecowatch.com/maryland-just-became-the-most-bee-friendly-state-in-the-u-s-1891079998.html.
21 European Commission, “Pesticides and bees.” Available at: https://ec.europa.eu/food/animals/live_animals/bees/pesticides_en
22 The Guardian, “Europe poised for total ban on bee-harming pesticides.” 23 March 2017, available at: https://www.theguardian.com/environment/2017/mar/23/europe-poised-for-total-ban-on-bee-harming-pesticides
23 "Sustainable Agriculture." Sysco 2015 Sustainability Report, available at: http://sustainability.sysco.com/supplying-food-responsibly/sourcing-food-responsibly/sustainable-agriculture.php.
24 General Mills. Global Responsibility Report 2017, available at: https://www.generalmills.com/en/Responsibility/Overview.
25 ConAgra Foods. 2016 Citizenship Report, available at: http://www.conagrabrands.com/sites/g/files/qyyrlu371/files/2017-02/2016_ConAgra_Foods_Citizenship_Report_Updated_2.15.17.pdf

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26 Unilever. Sustainable Agriculture Code 2015, available at: https://www.unilever.com/Images/sac-2015_tcm244-427050_en.pdf
27 Unilever. Sustainable Agriculture Programme, available at: https://www.unilever.com/sustainable-living/the-sustainable-living-plan/reducing-environmental-impact/sustainable-sourcing/our-approach-to-sustainable-sourcing/our-sustainable-agriculture-programme.html
28 Whole Foods. Whole Foods Market Responsibly Grown Prohibited and Restricted Pesticides Policy for Produce and Flowers,12 November 2016, available at: https://assets.wholefoodsmarket.com/www/missions-values/Responsibly-Grown/20161112-WFM-Responsibly-Grown-Prohibited-and-Restricted-Pesticides-for-Fresh-Produce-and-Flowers.pdf
29 PepsiCo, PepsiCo Global Sustainable Agriculture Policy, October 2016, available at: https://www.pepsico.com/docs/album/policies-doc/pepsico-sustainable-agriculture-policy.pdf?sfvrsn=0
30 The Coca-Cola Company, Sustainable Agricultural Guiding Principles, 2013, available at: http://assets.coca-colacompany.com/bb/28/0d592b834e9d8fd9afcccb1829b6/sustainable-agricultural-guiding-principles.pdf
31 Dr Pepper Snapple Group, “Supplier Code of Conduct.” 1 January 2016, available at: https://www.drpeppersnapplegroup.com/smedia/pdfs/201611071344Supplier%20Code%20of%20Conduct.pdf
32 Dr Pepper Snapple Group, We Do Good Things With Flavor: 2015 Sustainability Update, available at: https://www.drpeppersnapplegroup.com/smedia/pdfs/2016111716052015_CSR_Report_individual_LR.pdf

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. The Green Century Equity Fund urges shareholders to vote for Item number 5 following the instruction provided on the management’s proxy mailing.

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